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December 18, 2008

BY EDGAR AND FEDERAL EXPRESS

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E., Mail Stop 4561
Washington, D.C. 20549
Attn: Tom Kluck

Re:	New Century Equity Holdings Corp.
Amendment No. 1 to Schedule 14A
Filed on November 28, 2008
File No. 000-28536

Dear Mr. Kluck:

We acknowledge receipt of the letter of comment dated December 15, 2008 from the Staff (the “Comment Letter”) with regard to the above-referenced matter.  We have reviewed the Comment Letter with New Century Equity Holdings Corp. (“New Century”) and provide the following supplemental response on its behalf.  Unless otherwise indicated, the page references below are to the marked version of the enclosed paper copy of the Preliminary Schedule 14A filed on the date hereof.  Capitalized terms used herein and not separately defined have the meanings given to them in the Preliminary Schedule 14A.  Our responses are numbered to correspond to your comments.

Unaudited Pro Forma Condensed Consolidated Financial Statements

1.
New Century has undertaken measures to obtain appropriate estimates of indefinite lived intangibles, finite lived intangibles and goodwill as part of the process of providing a preliminary purchase price allocation and has recorded adjustments to reflect amortization of those intangibles with finite lives.  The pro forma financial statements have been revised as appropriate.  See pages 21 to 30 of Proxy Statement.

December 18, 2008

Notes to Unaudited Pro Forma Condensed Consolidated Financial Statements

2.
New Century has updated the disclosure to reflect the assets acquired, which include amounts for goodwill and intangible assets, which in turn reconciles to the acquisition purchase price.  See pages 22 to 23 and pages 27 to 28 of Proxy Statement.

Financial Statements / General

3.	The relevant financial statements and related disclosures have been updated under the guidance of Rule 3-12g of Regulation S-X.

*           *           *           *

The Staff is invited to contact the undersigned with any comments or questions it may have. We would appreciate your prompt advice as to whether the Staff has any further comments.

Very truly yours,

/s/ Ron S. Berenblat

Ron S. Berenblat

Enclosures

cc:	Kristina Aberg
Evan Stone
Steve Wolosky